SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc LEI: 635400BR2ROC1FVEBQ56
2. Reason for the notification (please tick the appropriate box or boxes):
[ ] An acquisition or disposal of voting rights
[x] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Goldman Sachs Group, Inc.		City and country of registered office (if applicable): Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v: Goldman Sachs International
5. Date on which the threshold was crossed or reachedvi: 28/09/2020
6. Date on which issuer notified: 30/09/2020
7. Threshold(s) that is/are crossed or reached: Above 3%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	3.19%	3.16%	6.35%	1,125,292,028
Position of previous notification (if applicable)	3.61%	2.57%	6.18%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct	Indirect	Direct	Indirect
IE00BYTBXV33	35,012,177	3.11%
US7835132033	882,426	0.08%

SUBTOTAL A	35,894,603	3.19%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open	890,321	0.08%
Swap	22/10/2020	10,000,178	0.89%
Swap	26/10/2020	4,999,976	0.44%
SUBTOTAL B.1	15,890,475	1.41%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swap	09/06/2021	Cash	7,504,099	0.67%
Swap	30/09/2021	Cash	5,875,356	0.52%
Swap	27/09/2021	Cash	4,553,892	0.40%
CFD	30/09/2030	Cash	348,442	0.03%
CFD	07/03/2029	Cash	237,901	0.02%
CFD	30/04/2025	Cash	175,943	0.02%
CFD	30/09/2030	Cash	126,280	0.01%
CFD	19/08/2030	Cash	92,956	0.01%
CFD	25/09/2023	Cash	80,000	0.01%
CFD	29/04/2030	Cash	68,401	0.01%
CFD	30/09/2030	Cash	67,102	0.01%
CFD	08/07/2030	Cash	60,501	0.01%
CFD	16/09/2030	Cash	58,201	0.01%
CFD	23/09/2030	Cash	51,724	0.005%
CFD	30/09/2030	Cash	49,006	0.004%
CFD	12/06/2030	Cash	41,001	0.004%
CFD	25/09/2023	Cash	40,000	0.004%
CFD	18/03/2030	Cash	38,310	0.003%
CFD	28/05/2030	Cash	37,601	0.003%
CFD	21/08/2030	Cash	19,380	0.002%
CFD	24/03/2025	Cash	18,137	0.002%
CFD	07/03/2029	Cash	17,509	0.002%
CFD	15/04/2030	Cash	12,563	0.001%
CFD	21/08/2030	Cash	10,783	0.001%
CFD	24/09/2030	Cash	7,203	0.001%
CFD	02/05/2023	Cash	5,831	0.001%
CFD	08/04/2030	Cash	5,800	0.001%
CFD	23/02/2023	Cash	4,304	0.0004%
CFD	27/09/2024	Cash	3,700	0.0003%
Swap	17/11/2020	Cash	3,662	0.0003%
Swap	19/11/2020	Cash	3,534	0.0003%
CFD	24/09/2030	Cash	3,500	0.0003%
CFD	24/03/2025	Cash	3,028	0.0003%
CFD	23/09/2030	Cash	2,300	0.0002%
CFD	24/03/2025	Cash	1,924	0.0002%
CFD	21/08/2030	Cash	1,352	0.0001%
CFD	21/08/2030	Cash	1,057	0.0001%
CFD	21/08/2030	Cash	993	0.0001%
CFD	30/07/2030	Cash	956	0.0001%
Swap	15/01/2021	Cash	790	0.0001%
Swap	05/07/2022	Cash	738	0.0001%
Swap	08/07/2022	Cash	719	0.0001%
CFD	24/09/2030	Cash	500	0.00004%
CFD	30/09/2030	Cash	443	0.00004%
CFD	23/09/2030	Cash	430	0.00004%
Swap	25/01/2022	Cash	416	0.00004%
CFD	25/09/2030	Cash	392	0.00003%
CFD	30/07/2030	Cash	346	0.00003%
CFD	31/07/2030	Cash	324	0.00003%
CFD	30/07/2030	Cash	284	0.00003%
Swap	25/01/2022	Cash	192	0.00002%
CFD	23/09/2025	Cash	155	0.00001%
CFD	30/09/2030	Cash	139	0.00001%
Swap	04/09/2022	Cash	70	0.00001%
Swap	04/09/2022	Cash	32	0.000003%
Swap	04/09/2022	Cash	24	0.000002%
Swap	04/09/2022	Cash	21	0.000002%
Swap	25/01/2022	Cash	19	0.000002%
Swap	17/05/2021	Cash	13	0.000001%
SUBTOTAL B.2	19,640,278	1.75%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International	3.11%	3.11%	6.22%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

The Goldman Sachs Group, Inc.
Folio Financial, Inc.
Folio Investments Inc.

The Goldman Sachs Group, Inc.
IMD Holdings LLC
United Capital Financial Partners, Inc.
United Capital Financial Advisers, LLC

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:
Please note, the total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.
General email contact:
gs-regops-emea-position-enquiries@gs.com

Done at London on 30/09/2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 September, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary